20007946

Securities and Exchange Commission
Trading and Markets

FEB 27 2020

RECEIVED

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FS Investment Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Rouse Blvd

(No. and Street)

Philadelphia	PA	19112
(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 27 2020
Washington DC
413

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Marie Rafferty-McClain 215-495-1168

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – *if individual, state last, first, middle name*)

518 Townshp Line Road	Blue Bell	PA	19422
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FS Investment Solutions, LLC

Financial Report
December 31, 2019

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the U.S. Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

OATH OR AFFIRMATION

I, Lisa Detwiler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FS Investment Solutions, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
ALAINA VECERE, Notary Public
Delaware County
My Commission Expires November 26, 2023
Commission Number 1360821

Lisa Detwiler
Signature

General Counsel & CCO
Title

Alaina M. Vecere 2/26/2020
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FS Investment Solutions, LLC

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and Directors of FS Investment Solutions, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of FS Investment Solutions, LLC (the Company) as of December 31, 2019 and 2018, and the related statements of operations, changes in member's equity and cash flows for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule 1 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of FS Investment Solutions LLC's financial statements. The Supplemental Information is the responsibility of FS Investment Solutions LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule 1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2009.

Blue Bell, Pennsylvania
February 26, 2020

FS Investment Solutions, LLC

Statements of Financial Condition
December 31, 2019 and 2018

		2019		2018
Assets				
Cash and cash equivalents	$	11,945,028	$	9,844,768
Accounts receivable		93,425		338,834
Prepaid expenses		714,557		551,378
Property and equipment, net of accumulated depreciation of $1,992,013 in 2019 and $1,787,827 in 2018		19,435		223,621
Operating lease right of use asset		311,784		—
Total assets	$	13,084,229	$	10,958,601
Liabilities and Member's Equity				
Liabilities				
Due to affiliate	$	1,463,467	$	2,657,519
Accounts payable and accrued expenses		4,145,453		4,386,491
Operating lease liability		386,569		—
Total liabilities		5,995,489		7,044,010
Commitments and Contingencies (Note 6)				
Member's Equity		7,088,740		3,914,591
Total liabilities and member's equity	$	13,084,229	$	10,958,601

See Notes to Financial Statements.

FS Investment Solutions, LLC

Statements of Operations
Years Ended December 31, 2019 and 2018

	2019	2018
Revenues		
Dealer manager fee	$ 16,909	$ 4,874
Distribution fee	1,325,099	1,274,446
Interest	119,999	42,431
	1,462,007	1,321,751
Expenses		
Compensation expenses	25,897,101	28,546,072
Depreciation expense	204,186	356,625
General, administrative and other	8,703,110	8,457,346
Sponsorship	2,183,033	2,573,459
	36,987,430	39,933,502
Net loss	$ (35,525,423)	$ (38,611,751)

See Notes to Financial Statements.

FS Investment Solutions, LLC

Statements of Changes in Member's Equity
Years Ended December 31, 2019 and 2018

Balance, December 31, 2017	$	7,026,342
Contributions		35,500,000
Net loss		(38,611,751)
Balance, December 31, 2018		3,914,591
Contributions		37,500,000
Equity-based compensation		1,199,572
Net loss		(35,525,423)
Balance, December 31, 2019	$	7,088,740

See Notes to Financial Statements.

FS Investment Solutions, LLC

Statements of Cash Flows
Years Ended December 31, 2019 and 2018

	2019	2018
Cash Flows from Operating Activities		
Net loss	$ (35,525,423)	$ (38,611,751)
Adjustments to reconcile net loss to net cash used in operating activities:		
Equity-based compensation	1,199,572	—
Amortization of right of use asset - operating lease	233,144	—
Depreciation	204,186	356,625
Changes in operating assets and liabilities:		
Decrease (increase) in accounts receivable	245,409	(241,203)
(Increase) decrease in prepaid expenses	(163,179)	123,791
(Decrease) increase in amounts due to affiliate	(1,194,052)	1,219,860
Decrease in accounts payable and accrued expenses	(116,201)	(858,747)
Payments on lease liability	(283,196)	—
Net cash used in operating activities	(35,399,740)	(38,011,425)
Net cash provided by financing activities, contributions	37,500,000	35,500,000
Net increase (decrease) in cash and cash equivalents	2,100,260	(2,511,425)
Cash and cash equivalents, beginning	9,844,768	12,356,193
Cash and cash equivalents, ending	$ 11,945,028	$ 9,844,768
Supplemental Disclosure of Non-Cash Operating Activities (see Note 1)		
Reduction of accrued rents included in accrued expenses	$ 124,837	$ —
Operating lease right of use asset	$ 544,928	$ —
Operating lease liability	$ 669,765	$ —

See Notes to Financial Statements.

Note 1. Organization, Description of the Business and Summary of Significant Accounting Policies

Organization: FS Investment Solutions, LLC (the "Company"), was formed in the State of Delaware on July 16, 2007. The Company received its registrations/licenses from the U.S. Securities and Exchange Commission (the "SEC") and Financial Industry Regulatory Authority, Inc. ("FINRA") on December 14, 2007.

Description of the Business: The Company is registered with the SEC and FINRA as a broker-dealer. The Company is the affiliated broker-dealer and a wholly-owned subsidiary of Franklin Square Holdings, L.P. ("Holdings") and, as of December 31, 2019, served as the wholesale marketing agent in connection with the continuous public offerings by FS Credit Income Fund ("FSCIF"), FS Energy Total Return Fund ("FSETR"), FS Series Trust ("FSST") and FS Multi-Alternative Income Fund ("FSMAIF"), and as the dealer manager in connection with the continuous public offering by FS Credit Real Estate Income Trust, Inc. ("FSCREIT"). During the year ended December 31, 2017, the Company also served as the dealer manager in connection with the continuous public offering by (i) FS Global Credit Opportunities Fund-ADV ("FSGCO-ADV"), FS Global Credit Opportunities Fund-T ("FSGCO-T") and FS Global Credit Opportunities Fund-T2 ("FSGCO-T2"), which invested substantially all of their net assets in FS Global Credit Opportunities Fund, a separate management investment company with the same investment objectives and strategies, (ii) FS Investment Corporation III ("FSIC III") and (iii) FS Investment Corporation IV ("FSIC IV"). FSGCO-ADV, FSGCO-T, FSGCO-T2, FSIC III and FSIC IV closed their continuous public offerings to new investors in 2017. During late 2019, FSIC III and FSIC IV, among other funds, were merged and the combined entity was renamed FS KKR Capital Corp. II ("FSK II"). The group of funds noted above is collectively referred to as "the Funds". The Company may also serve as the wholesale marketing agent or dealer manager in connection with offerings by other entities sponsored by Holdings. The Company does not custody customer accounts and does not currently refer or introduce customers to other brokers and dealers.

Rule 15c3-3 Exemption: The Company operates under the provisions of Rule 15c3-3(k)(2)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Rule 15c3-3(k)(2)(i) promulgated under the Exchange Act provide that the Company must carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities, not otherwise hold funds or securities for, or owe money or securities to, customers and effectuate all financial transactions through one or more designated bank accounts.

A computation of a reserve requirement is not applicable as the Company qualifies for the exemption set forth in Rule 15c3-3(k)(2)(i) promulgated under the Exchange Act.

A summary of the Company's significant accounting polices is as follows:

Cash and Cash Equivalents: The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash equivalents. All cash balances are maintained with high credit quality financial institutions which are members of the Federal Deposit Insurance Corporation (the "FDIC").

Property and Equipment: Property and equipment, which includes leasehold improvements, are stated at cost. Depreciation of furniture, fixtures, computer equipment and software is provided over the estimated useful lives of the related assets using principally the straight-line method. The estimated useful lives for furniture, fixtures, computer equipment and software range from three to five years.

Leasehold improvements are amortized using the straight-line method over the lesser of the estimated economic life of the improvements or the lease term.

Revenue Recognition: Pursuant to the terms of the wholesale marketing and dealer manager agreements, the Company agrees to solicit or cause selected broker-dealers to solicit subscriptions for the Funds' shares. The Company introduces the Funds to financial intermediaries that may have customers interested in investing in a Fund. The specific services to be performed by the Company

Note 1. Organization, Description of the Business and Summary of Significant Accounting Policies (Continued)

consist of using its best efforts to market the Funds to the intermediaries and to introduce the intermediaries to the Funds by conducting seminars, conferences and media appearances, distributing sales and marketing materials and performing other services as documented in writing. The wholesale marketing and dealer manager agreements may provide for the payment of upfront selling commissions, dealer manager fees, annual fees and contingent deferred sales charges. All or a portion of such fees may be re-allowed to financial intermediaries as compensation for their services and for reimbursement of marketing and other related expenses incurred by such financial intermediaries in connection with the distribution of shares. The total distribution fees charged may be capped or otherwise limited.

The Company believes that its performance obligation is the sale of securities to investors and as such this obligation is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains invested in the Fund, both of which are highly susceptible to factors outside the Company's influence and control. The Company does not believe that the uncertainty is resolved until the net asset value of the Fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Any portion of the revenues re-allowed to financial intermediaries is paid directly by the transfer agent to such financial intermediaries. The Company acts an an agent for the Fund and therefore records revenue net of compensation retained by financial intermediaries. See Note 3 for disclosures of disaggregated revenue from contracts with customers.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk: The Company maintains cash balances at financial institutions. Such cash balances may, at various times during the year, exceed the threshold for insurance coverage provided by the FDIC. The Company mitigates its risk relative to cash by maintaining relationships with, what management believes to be, high quality financial institutions.

Income Taxes: The Company, with the consent of its member, has elected to be taxed under sections of federal and state income tax law that provide that, in lieu of corporation income taxes, the Company's items of income, deductions, losses and credits are allocated fully to the member. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for the years before 2016.

Recent Accounting Pronouncements: In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842),* which supersedes the leasing guidance in *Topic 840, Leases.* Under ASU 2016-02 lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for public business entities for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company's financial statements reflect the adoption of ASU 2016-02, effective January 1, 2019 and the Company has elected to apply the new standard retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment.

Note 1. Organization, Description of the Business and Summary of Significant Accounting Policies (Continued)

In connection with its adoption of the guidance under this new standard, the Company performed an analysis to evaluate the accounting for lease arrangements under ASC 842. Under the new standard, at the time of adoption, the Company recognized a reduction of accrued rents included in accrued expenses of $124,837, a right of use asset of $544,928 and liability of $669,765 for any operating leases. No cumulative-effect adjustment was required. Based on the analysis, the Company does not expect to recognize other leases outside of operating leases. At December 31, 2019, $311,784 and $386,569, are included in the lease right of use asset and lease liability, respectively, on the statement of financial condition. The weighted average remaining lease term and discount rate are approximately 1.25 years and 5.00%, respectively.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326)*. ASU 2016-13 introduced new guidance for an approach based on expected losses to estimate credit losses on certain types of financial instruments, and affects accounting for accounts receivable. For public business entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company does not believe the adoption of this new standard will have a material impact on its financial statements.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash*. ASU 2016-18 provides guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. For public business entities, ASU 2016-18 was effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company's adoption of this new standard, on January 1, 2019, did not have a material impact on its financial statements.

Economic Dependence: The Company does not currently expect to generate net income or cash flow from operations due primarily to a reduction in revenues generated by the Company from its current and future wholesale marketing and dealer manager agreements with entities sponsored by Holdings. The Company expects to continue to incur the necessary compensation and other costs necessary to fulfill its obligations under the wholesale marketing and dealer manager agreements. Management evaluated the significance of these conditions in relation to the Company's ability to meet its obligations. On May 29, 2015, the Company entered into a Capital Contribution agreement with Holdings pursuant to which Holdings has agreed to make from time to time, and the Company has agreed to accept from time to time, future capital contributions in amounts to be determined in the sole discretion of Holdings. Holdings currently intends to make periodic contributions to cover net losses at the Company as well as to sustain minimum net capital requirements as defined under Rule 15c3-1 promulgated under the Exchange Act. Management believes its plans alleviate substantial doubt about the entity's ability to continue as a going concern.

Reclassifications: Certain amounts in the financial statements for the year ended December 31, 2018 have been reclassified to conform to the classifications used to prepare the financial statements for the year ended December 31, 2019. These reclassifications had no material impact on the Company's financial condition, results of operations, member's equity or cash flows as previously reported.

Subsequent Events: The Company has evaluated the impact of subsequent events (events occurring after December 31, 2019) through February 26, 2020, which represents the date the financial statements were issued.

Note 2. Related Party Transactions

During the years December 31, 2018 and December 31, 2019, the Company had wholesale marketing and dealer manager agreements with certain of the Funds. For additional information, see Note 1.

Pursuant to such former and current wholesale marketing and dealer manager agreements, the Company was or is entitled to dealer manager fees, marketing fees and/or distribution fees from the Funds. See Note 3 for additional information on the amount and source of revenue earned from the wholesale marketing and dealer manager agreements with certain of the Funds.

The Company currently occupies office space from Holdings at the Philadelphia Navy Yard under an agreement that expires in December 2025. The agreement does not meet the definition of a lease under Topic 842. During the years ended December 31, 2019 and 2018, the Company incurred $539,256 and $582,492, respectively, in rent expense paid to Holdings. During the years ended December 31, 2019 and 2018, the Company also incurred $1,090,920 and $1,364,237 in overhead allocation paid to Holdings for other facility-related costs associated with the office space at the Philadelphia Navy Yard. For additional information, see Note 6.

Holdings provides personnel and administrative services to the Company for which Holdings is entitled to reimbursement. During the years ended December 31, 2019 and 2018, the Company incurred $10,216,448 and $8,883,591, respectively, in personnel and administrative services payable to Holdings. Amounts related to these services payable to Holdings were $1,463,467 at December 31, 2019 and $2,657,519 at December 31, 2018 and are included in due to affiliate on the statements of financial condition.

Holdings has an equity-based compensation arrangement with certain employees. The plan provides share based compensation to employees of Holdings who perform services for the Company; this compensation is not an obligation of the Company however the Company records its allocated share of the expense. As of December 31, 2019, the Company recorded $1,199,572 of equity-based compensation on the statements of operations and changes in member's equity.

Note 3. Concentrations

During the years ended December 31, 2019 and 2018, all of the Company's revenue was derived from the Funds. Revenues for 2019 and 2018 consisted of fees earned from the Funds as follows:

	2019		2018	
	Dealer Manager Fees	Distribution Fees	Dealer Manager Fees	Distribution Fees
FSGCO Feeder Funds	$ —	$ 1,032,577	$ —	$ 1,100,128
FSIC IV	—	225,771	—	163,955
FSST	16,909	—	4,874	—
FSCREIT	—	66,751	—	10,368
	$ 16,909	$ 1,325,099	$ 4,874	$ 1,274,446

Note 4. Property and Equipment

Property and equipment as of the years ended December 31, 2019 and 2018 consisted of the following:

	2019	2018
Computer equipment and software	$ 1,642,101	$ 1,642,101
Furniture and fixtures	314,407	314,407
Leasehold improvements	54,940	54,940
Less accumulated depreciation	(1,992,013)	(1,787,827)
	$ 19,435	$ 223,621

Depreciation expense was $204,186 and $356,625 in 2019 and 2018, respectively.

Note 5. Commission Expenses

As of December 31, 2019 and 2018, the Company's wholesalers receive up to 100 basis points on the gross equity capital raised on behalf of certain of the Funds during their offering stages, excluding shares issued pursuant to the Funds' distribution reinvestment plans. In addition, certain management personnel of the Company receive commissions of up to 9 basis points in 2019 and up to 14 basis points in 2018 on the gross equity capital raised on behalf of certain of the Funds, excluding proceeds raised pursuant to the Funds' distribution reinvestment plans. In addition, during the first calendar quarter of 2018, wholesalers received commissions of up to 30 bps upon receipt of certain proxy votes accounted for within their territories. Wholesaler and management commissions, which are included in compensation expenses on the statements of operations, consist of the following:

	2019	2018
Wholesalers	$ 2,970,591	$ 2,013,057
Management	1,081,508	177,371
	$ 4,052,099	$ 2,190,428

At December 31, 2019 and 2018, $569,954 and $62,014, respectively, of commissions were unpaid and are included in accounts payable and accrued expenses on the statements of financial condition.

Note 6. Commitments and Contingencies

Legal and Other Loss Contingencies: From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business. While the outcome of these legal proceedings cannot be predicted with certainty, the Company does not currently expect that these proceedings will have a material effect upon its financial condition or results of operations.

Leasing Activities: The Company currently occupies office space at the Philadelphia Navy Yard from Holdings under a sublease to an operating lease agreement that expires in December 2025. This agreement does not meet the definition of a lease under Topic 842. The Company also leases office space in Orlando, Florida from an unrelated third party under an operating lease agreement that expires in March 2021. During 2019 and 2018, Holdings paid the rent commitment for the Orlando office space and the Company reimbursed Holdings for its allocated portion. Future aggregate minimum lease payments are as follows:

Note 6. Commitments and Contingencies (Continued)

Years Ending December 31,	Total	Operating lease liability	Holdings
2020	$ 895,749	$ 306,871	$ 588,878
2021	679,623	79,698	599,925
2022	610,972	—	610,972
2023	622,019	—	622,019
2024	633,066	—	633,066
Thereafter	644,113	—	644,113
	$ 4,085,542	$ 386,569	$ 3,698,973

Rent expense was $769,224 and $829,049 in 2019 and 2018, respectively. Rent expense includes $539,256 and $582,492 paid to Holdings in 2019 and 2018, respectively.

Note 7. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed a ratio of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019 and 2018, the Company had net capital of $6,261,323 and $2,800,758, respectively, which was $5,882,409 more than required net capital of $378,914 at December 31, 2019 and $2,331,157 more than required net capital of $469,601 at December 31, 2018. The Company's ratio of aggregate indebtedness to net capital was 0.91 to 1 at December 31, 2019 and was 2.52 to 1 at December 31, 2018.

FS Investment Solutions, LLC

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2019

Net capital:	
Total member's equity	$ 7,088,740
Deductions and/or charges:	
Non-allowable assets	
Accounts receivable, net of accrued commissions	(93,425)
Prepaid expenses	(714,557)
Property and equipment	(19,435)
Net capital	$ 6,261,323
Aggregate indebtedness:	
Items included in Statement of Financial Condition	
Accounts payable and accrued expenses	$ 4,145,453
Lease liability, net of right of use asset	74,785
Due to affiliate	1,463,467
Total aggregate indebtedness	$ 5,683,705
Computation of basic net capital requirement:	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 378,914
Excess net capital	$ 5,882,409
Ratio: Aggregate indebtedness to net capital	0.91 to 1

There are no material differences between the information on this schedule and the information included in the unaudited Part IIA of Form X-17a-5 (Focus Report) as of December 31, 2019.

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member
FS Investment Solutions, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by FS Investment Solutions, LLC(the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2019, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2019, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RSM US LLP

Blue Bell, Pennsylvania
February 26, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******1437*********************MIXED AADC 220
67718 FINRA DEC
FS INVESTMENT SOLUTIONS LLC
201 ROUSE BLVD
PHILADELPHIA, PA 19112-1902

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Gerard Scarpati (610-889-4908)

2. A. General Assessment (item 2e from page 2) $ 2,193.01

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,084.15)
July 24, 2019
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 1,108.86

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,108.86

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $ 1,108.86

H. Overpayment carried forward $(–)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FS Investment Solutions LLC
(Name of Corporation, Partnership or other organization)

Elizabeth DeFruler
(Authorized Signature)

CHIEF COMPLIANCE OFFICER
(Title)

Dated the 31 day of January, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2019** and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,462,007
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	—
2d. SIPC Net Operating Revenues	$ 1,462,007
2e. General Assessment @ .0015	$ 2,193.01
	(to page 1, line 2.A.)

FS INVESTMENT SOLUTIONS, LLC
Member FINRA/SIPC

February 26, 2020

SEC
Mail Processing
Section
FEB 27 2020
Washington DC
413

Sent via Overnight Mail & Fax (202) 772-9273

U.S. Securities and Exchange Commission
Division of Trading & Markets
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re: Broker-dealer Annual Report under Rule 17a-5(d)

Dear Sir or Madam:

Enclosed please find the Annual Report for FS Investment Solutions, LLC, pursuant to Rule 17a-5 under the Securities Exchange Act, as amended.

Should you have any questions regarding the enclosed, please do not hesitate to contact me at (215) 220-6651.

Very sincerely yours,

Lisa Detwiler

Lisa Detwiler
SVP, Chief Compliance Officer

Enclosures

201 Rouse Boulevard
Philadelphia, PA 19112
877-372-9880
FSINVESTMENTS.COM